RBC **RosBusinessConsulting**

OJSC RBC Information Systems

Court dismisses Vedomosti's lawsuit against RBC

Moscow, October 5, 2006 - On October 3, 2006, the Arbitration Court of Moscow dismissed the copyright infringement claim worth RUR282m (approx. USD10.53m) filed by ZAO Business News Media, the publisher and founder of the Vedomosti newspaper, and OOO Baltic Business Media against OAO RBC Information Systems (**RTS, MICEX: RBCI**).

In December 2005, ZAO Business News Media and OOO Baltic Business Media initiated a lawsuit against OAO RBC Information Systems demanding a compensation of RUR282m (approx. USD10.53m) for the illegal publication of 101 articles from the Vedomosti newspaper on www.quote.ru, an RBC-owned online resource. The case took almost a year to be examined, and in the ruling to dismiss the suit, the court agreed with RBC's arguments that the plaintiff's claim was unjustified and RBC had not violated Vedomosti's copyright.

According to Vadim Uskov, a lawyer who defended RBC's interests in court, Vedomosti intended the claim "to tarnish RBC's reputation, and this is why the claim was not against the legal entity that owns the www.quote.ru website, but against the public company." RBC's General Director Yury Rovensky added: "By waging a dirty PR campaign against RBC, Vedomosti prompted us to enter the print media market with the RBC monthly business magazine and the RBC Daily newspaper. Now, Vedomosti is faced with stronger competitors."

Investor contact: Natalia Makeeva
Tel: +7 495 363 1111 ext. 1369, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru

RosBusinessConsulting

Expert Publishing House ex-chief Oleg Khodenkov appointed General Director of RBC Daily

Moscow, October 16, 2006 - Today, OAO RBC Information Systems (RTS, MICEX: RBCI), a leading Russian media group, announced the appointment of Oleg Khodenkov, previously head of Expert Publishing House, as General Director of RBC Daily, a business daily newspaper.

Oleg Khodenkov commands a vast experience in running printed business media. Notably, he has held senior executive positions with Expert Publishing House, the media holding Prof-Media, Konservator Publishing House, and the Expert RA rating agency over the past 10 years.

In his new capacity, Oleg Khodenkov will be responsible for managing the day-to-day activities of RBC Daily, the newspaper's distribution, sales, marketing, HR issues, and professional training for its journalists. Khodenkov will also tackle the strengthening of the newspaper's standing on the Moscow printed media market and its expansion to regions of strategic interest for the company.

"Oleg Khodenkov will take the reins of our new ambitious project, and we hope that his talent and expertise in printed business media will help RBC Daily establish a sound reputation as an unquestionable leader among Russian printed business newspapers," said General Director of RBC Media Artyom Inyutin.

Additional information

Before he joined the RBC team, Oleg Khodenkov had occupied the position of General Director at Expert Publishing House. Earlier, he was employed with the managing company of the Prof-Media holding as First Deputy General Director. His preceding position was General Director at ZAO Konservator Publishing House, the publisher of the Russky Telegraf business newspaper. Before that, Mr. Khodenkov combined two posts - Director for Business Development at Expert Publishing House and General Director at the Expert RA rating agency. Prior to his engagement with Expert, Oleg Khodenkov was Deputy Head of the Information Department at ONEXIMBank. He embarked upon his career at the Reforma Fund, and as an academician at the Historical Department of Moscow State University.

About RBC

OAO RBC Information Systems (RTC, MICEX: RBCI) is a leading Russian mass media and information technology group. As a media company, RBC comprises an information agency, Russia's first business television station, electronic newspapers, business and other specialized Internet resources, the RBC and CNews magazines). Being a leading provider of business information to the Russia-speaking audiences, RBC broadcasts the largest volume of financial and economic data and news materials on Russia and the CIS, as well as highlights international events.

RBC's publishing business began with the launch of the RBC monthly business magazine in March 2006. In the summer of 2006, the company announced the acquisition of a controlling interest in the EDI S Press publishing group, consisting of two publishing houses, Salon Press and Luxury Media, well-known for such popular magazine brands as Salon Interior, Idei Vashego Doma and Four Seasons.

Investor contact: Natalia Makeeva
Tel: +7 495 363 1111 ext. 1369, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru

RosBusinessConsulting

RBC General Director Yury Rovensky granted Aristos-2006 award

Moscow, October 24, 2006 - Late last week, Russia's top ten senior executives were granted one of the most prestigious business awards, Aristos-2006, founded by the Russian Managers Association and Kommersant Publishing House.

RBC General Director Yury Rovensky was distinguished in a special category, the Business Project of the Year. The trophy marks the acknowledgement by the business community of his personal contribution to the launch of RBC's new projects in the print media segment, the RBC business magazine and RBC Daily business newspaper.

Aristos is an annual business prize, granted to the nation's best executives ranked highest in the Top 1000 Russian Managers rating. The award winners are determined by a secret ballot of members of the award's Academy including business community leaders, such as heads of large companies, top rated managers and award winners of the past years.

Investor contact: Natalia Makeeva
Tel: +7 495 363 1111 ext. 1369, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru

RBC RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

25.10.2006

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC General Director Yury Rovensky granted Aristos-2006 award'.
2. A press release: 'Court dismisses Vedomosti's lawsuit against RBC'.
3. A press release: 'Expert Publishing House ex-chief Oleg Khodenkov appointed General Director of RBC Daily'.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru